June 9, 2005


By U.S. Mail and Facsimile [ (604) 683 - 1585 ]

Mr. Nick DeMare,
  President and Chief Executive Officer
BARADERO RESOURCES LIMITED
#1305 - 1090 West Georgia Street
Vancouver, British Columbia,
Canada V6E 3V7

	Re:	Baradero Resources Limited
Supplemental response letter dated May 31, 2005 regarding the Annual
Report on Form 20-F (fiscal year ended May 31, 2004)
		File No. 0-30920

Dear Mr. DeMare:

	We have reviewed your supplemental response letter to us
dated
May 31, 2005 in response to our letter of comment dated May 16,
2005
and have the following comments.   Where indicated, we think you
should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within five (5) business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Nick DeMare
Baradero Resources Limited
June 9, 2005
Page 2

FORM 20-F (Fiscal Year Ended May 31, 2004)

Response to Prior Comment Numbers 1 and 2

1. We have reviewed your response to prior comments one and two of your letter dated May 16, 2005. We note that, because you were reviewing other possible petroleum acquisitions and could not determine whether or not the company would continue in the petroleum industry, you believe that your prior oil and gas operations should not have been presented as discontinued operations at May 31, 2004 for purposes of U.S. GAAP. We are unable to agree with your conclusion given the requirements of SFAS 144. Please note that under APB 30 discontinued operations treatment was limited to disposals of a "segment of a business." A "segment of a business" referred to a component of an entity whose activities represented a separate major line of business or class of customer as discussed in paragraph 30 of the APB. However, under SFAS 144, these rules no longer apply. The Board decided to broaden the reporting of discontinued operations to include asset groupings that are far less extensive. Regardless of whether you may continue in the oil and gas business in the future, the disposals of your interest in oil and gas leases and the abandonment of your subsidiary did qualify for discontinued operations treatment under U.S. GAAP as of May 31, 2004.
Your attention is directed to the "Background Information and Basis for Conclusions" discussion in Appendix B of SFAS 144. Please note this guidance when accounting for future transactions of this nature.

2. We note you are planning to acquire Magellan Gold Corporation. We assume, from response three of your letter dated May 16, 2005, you will reflect your former activities in the petroleum exploration industry as discontinued operations for U.S. GAAP reconciliation footnote purposes in your May 31, 2005 Annual Report on Form 20-F. Please note that this treatment should be applied to petroleum exploration activities and operations for each period for which an income statement is presented. We also assume that you will label or subtitle your income statement, prepared in accordance with Canadian
GAAP, to clearly disclose the fact that petroleum related revenues and expenses are associated with assets and operations that have been divested. Please confirm our understanding in writing.




Nick DeMare
Baradero Resources Limited
June 9, 2005
Page 3

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

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